Exhibit 99.1

GAUZY LTD.

14 HATHIYA STREET

TEL AVIV, 6816914, ISRAEL

NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2025 Annual General Meeting of Shareholders (the “Meeting”) of Gauzy Ltd. (the “Company”) will be held on August 7, 2025, at 6:00 p.m. (Israel time), at the Company’s offices, located at 14 Hathiya Street, Tel Aviv, 6816914, Israel (the “Notice”).

Throughout this Notice and the accompanying proxy statement, we use terms such as “Gauzy,” “we,” “us,” “our,” “the Company” and “our company” to refer to Gauzy Ltd. and terms such as “you” and “your” to refer to our shareholders.

At the Meeting, our shareholders will be asked to vote on the following matters:

1.	To reelect our currently serving Class I director, Mr. Alexander Babitsky, effective immediately, and to elect Mr. Alejandro Weinstein, effective as of November 1, 2025, each to serve as a Class I director of the Company to hold office until the third annual general meeting of our shareholders following the Meeting, or until he ceases to serve in his office in accordance with the provisions of the Company’s Amended and Restated Articles of Association, as may be amended from time to time (the “Articles of Association”) or applicable law, whichever is the earlier.

2.	To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2025 (the “Auditors”), and until the close of the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee or upon recommendation of its audit committee) to set the fees to be paid to the Auditors.

In addition to considering and voting on the foregoing matters (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies will vote upon such matters in accordance with their best judgment.

The proposals to be voted upon at the Meeting and other matters are described in detail in the accompanying proxy statement, which we urge you to read in its entirety. In accordance with, and subject to, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Articles of Association, certain of our shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to the Company no later than July 10, 2025, provided that such proposal is appropriate for consideration by shareholders at the Meeting. Such proposals should be submitted in writing to us at the following address: Gauzy Ltd., 14 Hathiya Street, Tel Aviv, 6816914, Israel, Attention: Chief Executive Officer and Director of Corporate Counsel. If our board of directors determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder and the Articles of Association by way of issuing a press release or furnishing a report on Form 6-K to the United States Securities and Exchange Commission, however, the Record Date for the Meeting will not change.

Shareholders of record at the close of business on July 8, 2025 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

The affirmative vote of the holders of a majority of the ordinary shares of the Company, of no par value (the “Shares” or “Ordinary Shares”) present, in person or by proxy, and voting on each of the Proposals is required for the approval of each such Proposal.

The Company’s board of directors recommends a vote “FOR” each of the Proposals described in the accompanying proxy statement.

Two or more shareholders, present in person or by proxy and entitled to vote, and holding or representing Ordinary Shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum for the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairperson of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person by proxy and voting on the question of adjournment. At such adjourned meeting, any shareholder present in person or by proxy shall constitute a quorum.

You can vote your Shares by attending the Meeting or by completing and signing the proxy card distributed with the proxy statement. If you hold Shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on the Record Date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee how to vote your Shares. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Meeting (or to appoint a proxy to do so).

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the accompanying proxy card and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy card does not deprive you of your ability to attend the Meeting, to revoke the proxy or to vote your shares in person at the Meeting.

By order of the Board of Directors,

/s/ Eyal Peso
Eyal Peso
Chairperson of the Board of Directors and Chief Executive Officer

Dated: July 3, 2025

GAUZY LTD.

14 HATHIYA STREET

TEL AVIV, 6816914, ISRAEL

PROXY STATEMENT

2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, of no par value (the “Shares” or “Ordinary Shares”), in connection with the solicitation by our Board of Directors (the “Board”) of proxies for use at the 2025 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment or postponement thereof, pursuant to the accompanying Notice of 2025 Annual General Meeting of Shareholders (the “Notice”). The Meeting will be held on August 7, 2025, at 6:00 p.m. (Israel time), at the Company’s offices, located at 14 Hathiya Street, Tel Aviv 6816914, Israel.

Throughout this Proxy Statement, we use terms such as “Gauzy,” “we,” “us,” “our,” “the Company” and “our company” to refer to Gauzy Ltd., and terms such as “you” and “your” to refer to our shareholders.

At the Meeting, our shareholders will be asked to vote on the following matters:

1.	To reelect our currently serving Class I director, Mr. Alexander Babitsky, effective immediately, and to elect Mr. Alejandro Weinstein, effective as of November 1, 2025, each to serve as a Class I director of the Company to hold office until the third annual general meeting of our shareholders following the Meeting, or until he ceases to serve in his office in accordance with the provisions of the Company’s Amended and Restated Articles of Association, as may be amended from time to time (the “Articles of Association”) or applicable law, whichever is the earlier.

2.	To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2025 (the “Auditors”), and until the close of the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee or upon recommendation of its audit committee) to set the fees to be paid to the Auditors.

In addition to considering and voting on the foregoing matters (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

The proposals to be voted upon at the Meeting and other matters are described in detail in this proxy statement, which we urge you to read in its entirety. We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies will vote upon such matters in accordance with their best judgment.

Shareholders of record at the close of business on July 8, 2025 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

A form of proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the shareholder meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is the Proposal relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law, 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for the proposals set forth in this proxy statement.

If your Ordinary Shares are held in “street name,” meaning you are a beneficial owner with your Ordinary Shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your Ordinary Shares. You must follow the instructions of the holder of record in order for your Ordinary Shares to be voted.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet - If you are a shareholder of record as of the Record Date, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.

●	By Mail - If you are a shareholder of record as of the Record Date, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar nominee how to vote your Shares, and the brokerage firm, bank or other similar nominee is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar nominee by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar nominee.

Even if you plan to attend the Meeting, the Company recommends that you vote your Shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Registered Holders

If you are a shareholder of record as of the Record Date whose Shares are registered directly in your name with our transfer agent, VStock Transfer LLC, you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As a shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 14 Hathiya Street, Tel Aviv, Israel 6816914, or VStock, Transfer LLC receives it in the enclosed envelope no later than 11:59 p.m. (ET) on August 6, 2025.

If you provide specific instructions (by clearly marking a box) with regard to the proposals set forth in this proxy statement, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving clear and specific instructions, your Shares will be voted in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including adjournment.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or other nominee (i.e., in “street name”), these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on July 8, 2025, in person or through a broker, trustee or other nominee that is one of our shareholders of record as at such time, or which appear in the participant listing of a securities depository on that date.

Quorum and Adjourned Meeting

As of June 30, 2025, we had 18,742,093 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented and voted on at the Meeting. Two or more shareholders, present in person or by proxy and entitled to vote, and holding or representing Ordinary Shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum for the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairperson of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person by proxy and voting on the question of adjournment. At such adjourned meeting, any shareholder present in person or by proxy shall constitute a quorum. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or other nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Required Vote for the Proposals

The approval of each of the Proposals requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the relevant Proposal.

Solicitation of Proxies

Proxies for use at the Meeting are being solicited by our Board. Proxy cards will be mailed to shareholders on or about July 14, 2025. Certain of our officers, directors and employees, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, email or other personal contact. We will bear the cost of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares. We may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs of the contractor will be paid by us.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer LLC or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investors” section of our website, https://www.gauzy.com. The contents of that website are not incorporated by reference into this proxy statement and do not form part of the proxy solicitation materials.

Assistance in Voting your Shares

If you have questions about how to vote your Shares, you may contact Galina Tsitman (Talanker), our Director of Corporate Counsel, by email at Galina.Talanker@gauzy.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2025 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Ordinary Shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem Ordinary Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days from June 30, 2025 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on ordinary shares issued and outstanding as of June 30, 2025.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their Ordinary Shares, and neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their Ordinary Shares.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Gauzy Ltd., 14 Hathiya Street, Tel Aviv, 6816914, Israel.

Name of beneficial owner	Ordinary shares beneficially owned	Percent
5% or Greater Shareholders
Entities affiliated with Ibex Partners, LLC(1)	2,867,288	15.0%
Olive Tree V Limited Partnership(2)	1,319,812	7.0%
Infinity Holding Ventures PTE. Limited(3)	2,847,574	14.9%
Blue-Red Capital Fund L.P.(4)	1,017,875	5.4%
Directors and Executive Officers
Eyal Peso(5)	912,628	4.7%
Adrian Lofer(6)	370,714	2.0%
Meir Peleg(7)	59,624	*%
Dudi Baruch(8)	20,622	*%
Brittany Kleiman Swisa(9)	19,888	*%
Hadas Talmi Mahler(10)	15,616	*%
Michael Donnelly	—	—
Gal Gitter	—	—
Alexander Babitsky(11)	27,513	*%
Danny Allouche	—	—
Ezriel Jesse Klein(12)	22,301	*%
Lilach Payorski	—	—
All directors and executive officers as a group (12 persons)	1,448,906	7.4%

*	Indicates ownership of less than 1%.

(1)

Based upon information contained in a Schedule 13G/A filed by the shareholder on May 7, 2025. Shares beneficially owned consist of (i) 2,804,493 ordinary shares (of which 12,241 ordinary shares are issuable upon the exercise of options exercisable within 60 days from June 30, 2025 and 322,182 ordinary shares are issuable upon the exercise of warrants exercisable within 60 days from June 30, 2025) held by Ibex Israel Fund LLLP, a Delaware limited liability limited partnership (the “Fund”); and (ii) 62,795 ordinary shares held by Ibex Investors LLC, a Colorado limited liability company (the “Investment Manager”). The Fund is a private investment vehicle. The Fund directly beneficially owns the ordinary shares, other than the 62,795 ordinary shares directly beneficially owned by the Investment Manager. Ibex GP LLC, a Colorado limited liability company (the “General Partner”) is the general partner of the Fund. Ibex Investment Holdings II LLC, a Delaware limited liability company (“GP Holdings”) is the sole member of the General Partner. The Investment Manager is the investment manager of the Fund. Ibex Investment Holdings LLC, a Delaware limited liability company (“IM Holdings”) is the sole member of the Investment Manager. Justin B. Borus (together with the Fund, General Partner, IM Holdings, GP Holdings and Investment Manager, collectively, the “Ibex Reporting Persons”) is the manager of the General Partner, IM Holdings, GP Holdings and the Investment Manager. The General Partner, IM Holdings, GP Holdings, the Investment Manager and Justin B. Borus may be deemed to beneficially own the Ordinary Shares directly beneficially owned by the Funds. Each Fund may be deemed to beneficially own the Ordinary Shares directly beneficially owned by the Fund. Each Ibex Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Ibex Reporting Person. The principal business office of the Ibex Reporting Persons is c/o Ibex Investors LLC, 250 Fillmore Street, Suite 150, Denver, CO 80206.

(2)

To our knowledge, and based upon information contained in a Schedule 13G filed by the shareholder on February 14, 2025. Shares beneficially owned consist of (i) 1,282,567 ordinary shares; and (ii) 37,245 ordinary shares issuable upon the exercise of warrants exercisable within 60 days from June 30, 2025. The general partner of Olive Tree V Limited Partnership (“Olive Tree”) is OTV GP I, LLC, a Cayman Islands limited liability company (the “General Partner”). Mr. Alejandro Weinstein, Mr. Mayer Gniwisch and Mr. Amir Lahat are managers and each own 33.33% of the interests of the General Partner. The General Partner, Mr. Alejandro Weinstein, Mr. Mayer Gniwisch and Mr. Amir Lahat may be deemed to indirectly beneficially own the ordinary shares that are directly beneficially owned by Olive Tree. The principal business office of Olive Tree is 121 Menachem Begin Rd., 61st Floor, Tel Aviv, Israel.

(3)

To our knowledge, consists of (A) (i) 1,231,691 ordinary shares, (ii) options to purchase 5,225 ordinary shares that are currently exercisable or will be exercisable within 60 days from June 30, 2025, (iii) 252,365 warrants to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from June 30, 2025, each held by Infinity Holding Ventures PTE. Limited and (B) (i) 904,568 ordinary shares, (ii) 453,725 warrants to purchase ordinary shares that are currently exercisable or will be exercisable within 60 days from June 30, 2025 each held by Waarde Capital B.V which is an affiliate of Infinity Holding Ventures PTE. Limited. To the best of our knowledge, Infinity Holding Ventures PTE. Limited, is managed by its ultimate beneficial owners, Maxim Rubin, Ays Sharaev, Boris Pokrovskiy and Alexei Prudnikov. As such, Mr. Rubin, Mr. Sharaev, Mr. Pokrovskiy and Mr. Prudnikov may be deemed to have voting and investment control over the shares held by Infinity Holding Ventures PTE. Limited. The address of the principal office of Infinity Holding Ventures PTE. Limited is 53 Eastwood Drive, Singapore 486145.

(4)

To our knowledge, consists of (i) 933,927 ordinary shares, and (ii) warrants to purchase 83,948 ordinary shares that are currently exercisable or will be exercisable within 60 days from June 30, 2025. To the best of our knowledge, Blue-Red Capital Fund L.P. is managed by an investment committee from Blue-Red Partners PTE Ltd. As such, Blue-Red Partners PTE Ltd. may be deemed to have voting and investment control over the shares held by Blue-Red Capital Fund L.P. The address of the principal office of Blue-Red Partners PTE Ltd. is 780 3rd Ave #4400, New York, NY 10017.

(5)

Consists of (i) 368,244 ordinary shares, and (ii) options to purchase 544,384 ordinary shares that are currently exercisable or will be exercisable within 60 days from June 30, 2025, exercisable at exercise prices ranging from $0.06 to $0.07 and expiring from March 2031 to July 2033. Does not include 28,401 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of June 30, 2025, exercisable at an exercise price of $0.06 and expiring in July 2033.

(6)

Consists of (i) 326,807 ordinary shares, and (ii) options to purchase 43,907 ordinary shares that are currently exercisable or will be exercisable within 60 days from June 30, 2025, exercisable at exercise prices ranging from $0.06 to $0.07 and expiring from February 2032 to July 2034. Does not include 21,955 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of June 30, 2025, exercisable at an exercise price of $0.06 and expiring from February 2032 to May 2034.

(7)

Consists of options to purchase 59,624 ordinary shares that are currently exercisable or will be exercisable within 60 days from June 30, 2025, exercisable at exercise prices ranging from $0.06 to $0.07 and expiring from January 2031 to July 2034. Does not include 11,873 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of June 30, 2025, exercisable at exercise prices ranging from $0.06 to $0.07 and expiring from July 2033 to May 2034.

(8)

Consists of options to purchase 20,622 ordinary shares that are currently exercisable or will be exercisable within 60 days from June 30, 2025, exercisable at exercise prices ranging from $0.06 to $0.07 and expiring from November 2030 to July 2033. Does not include 5,765 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of June 30, 2025, exercisable at exercise prices ranging from $0.06 to $0.07 and expiring from July 2033 to May 2034.

(9)

Consists of (i) 1,229 ordinary shares, and (ii) options to purchase 18,659 ordinary shares that are currently exercisable or will be exercisable within 60 days from June 30, 2025, exercisable at exercise prices ranging from $0.06 to $0.07 and expiring from January 2031 to July 2033. Does not include 3,294 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of June 30, 2025, exercisable at an exercise price of $0.06 and expiring in July 2033.

(10)

Consists of options to purchase 15,616 ordinary shares that are currently exercisable or will be exercisable within 60 days from June 30, 2025, exercisable at an exercisable at exercise prices ranging from $0.06 to $0.07 and expiring from January 2031 to July 2033. Does not include 2,056 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of June 30, 2025, exercisable at an exercise price of $0.06 and expiring in July 2033.

(11)

Consists of (i) 26,209 ordinary shares, and (ii) options to purchase 1,304 ordinary shares that are currently exercisable or will be exercisable within 60 days from June 30, 2025, exercisable at an exercise price of $0.07 and expiring in June 2031.

(12)

Consists of options to purchase 22,301 ordinary shares that are currently exercisable or will be exercisable within 60 days from June 30, 2025, exercisable at an exercise price of $0.07 and expiring in June 2031. Does not include 47,316 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of June 30, 2025, exercisable at an exercise price of $0.06 and expiring in May 2034.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information about the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2024, as required by regulations promulgated under the Companies Law, please see “Item 6.B.” in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed on March 11, 2025, with the SEC.

CORPORATE GOVERNANCE

Overview

Our Articles of Association provide that we may have no fewer than three and no more than 11 directors, as may be fixed from time to time by the Board. Assuming the election of each of Alexander Babitsky and Alejandro Weinstein as Class I directors at the Meeting, our Board is expected to consist of seven directors: Danny Allouche, Alexander Babitsky, Michael Donnelly, Ezriel Jesse Klein, Lilach Payorski, Eyal Peso and Alejandro Weinstein (with the office of Mr. Alejandro Weinstein as a director commencing on November 1, 2025). Four of our current non-executive directors, Danny Allouche, Alexander Babitsky, Ezriel Jesse Klein and Lilach Payorski are independent under the Nasdaq corporate governance rules that require, among other things, that a majority of our directors be independent.

Our directors are appointed by a simple majority vote of holders of our ordinary shares participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the annual general meeting shall be determined by the Board in its discretion, and (ii) in the event that the Board does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the annual general meeting in person or by proxy and voting on the election of directors (which means that the nominees receiving the largest number of “for” votes (up to the number of board seats being filled in such election) will be elected, provided that in the event of a tie, nominees proposed by the Board shall be given precedence over alternative nominees). In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on the Board until the third annual general meeting following such election or re-election or until they are removed at a general meeting of our shareholders in accordance with the Articles of Association or upon the occurrence of certain events in accordance with the Companies Law and the Articles of Association. In addition, the Articles of Association provide that vacancies on the Board may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in the Articles of Association, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by the Board.

Under the Articles of Association, the approval of the holders of at least 55% of the total voting power of our shareholders is generally required to remove any of our directors from office and any amendment to this provision and other provisions concerning the dismissal or removal of directors require the approval of at least 55% of the total voting power of our shareholders.

Our audit committee consists of Lilach Payorski, Ezriel Jesse Klein and Alexander Babitsky. Lilach Payorski serves as the chairperson of the audit committee. Our compensation committee consists of Ezriel Jesse Klein, Danny Allouche and Alexander Babitsky. Ezriel Jesse Klein serves as the chairperson of the compensation committee.

For more information regarding our Board, its committees and our corporate governance practices, see Item 6.C. “Directors, Senior Management and Employees—Board Practices” in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed on March 11, 2025, with the SEC and Exhibit 2.1 to such Annual Report.

PROPOSAL 1 — RE-ELECTION AND ELECTION OF CLASS I DIRECTORS

(SEPARATELY WITH RESPECT TO EACH NOMINEE)

Background

Our Board currently consists of seven directors. Pursuant to our Articles of Association, our Board is divided into three classes with staggered three-year terms. Currently, Class I consists of two directors, Class II consists of three directors and Class III consists of two directors. Shareholders are being asked to reelect at the Meeting one of our Class I directors, Mr. Alexander Babitsky, and to elect Mr. Alejandro Weinstein, each to serve as a Class I director of the Company until the third annual general meeting of our shareholders following the Meeting (i.e., until the annual general meeting of our shareholders to be held in 2028), or until he ceases to serve in his office in accordance with the provisions of the Articles of Association or applicable law, whichever is the earlier. The office of our other current Class I director will end at the Meeting. If elected at the Meeting, the election of Mr. Alexander Babitsky will be effective upon the close of the Meeting. At the request of Mr. Alejandro Weinstein, if elected at the Meeting, the term of his office as a director will commence on November 1, 2025.

 Below is certain biographical information concerning Mr. Babitsky and Mr. Weinstein.

Alexander Babitsky has served on the Board since February 2017 and was initially appointed by our shareholder Infinity Holding Ventures PTE, an affiliate of Waarde Capital B.V, where Mr. Babitsky served as a Venture Partner. Mr. Babitsky also serves as a member of our audit committee. Since 2019, Mr. Babitsky serves as Chief Executive Officer at Entoprotech Ltd., a circular economy company, using Black Soldier Flies to turn food waste into high-quality protein and other advanced products. Since 2012, Mr. Babitsky serves as the Founder and Director of NDN Advisers Ltd., a management consulting and corporate finance advisory firm. Prior to that, Mr. Babitsky served as Director for CIS Markets at Gryphon Emerging Markets Limited, a London-based corporate finance advisory firm focusing on emerging markets. Prior to that, Mr. Babitsky served as the Founder and consultant at N.G.Nir, a management consulting firm, and as a Co-Founder at Tulsa N.Y.M., a medical device company. Prior to that, Mr. Babitsky served as operations controller at Ceragon Networks Ltd. (NASDAQ: CRNT), a global telecommunication equipment company. Prior to that, Mr. Babitsky served as project manager at Kulicke and Soffa Industries, Inc. (NASDAQ: KLIC), a leading provider of semiconductor packaging and electronic assembly solutions company. Mr. Babitsky served as a board member between March 2013 and August 2019 in Utilight Ltd., and between September 2014 and July 2018 in Xplenty Ltd. (now Integrate.io). Mr. Babitsky holds a Bachelor of Science degree in Industrial Engineering from the Technion — Israel Institute of Technology and a Master’s degree in Business Administration from the University of Oxford.

Alejandro Weinstein is a Certified Public Auditor and accountant and has more than 30 years of experience in the healthcare and wellness industries, both operating and investing. He is a co-founder of WM Partners LP, a middle-market private equity firm focused on the health and wellness industry. He is also an investor and General Partner of Olive Tree Ventures (OTV), an Israel-based venture capital fund, as well as an investor and Principal of Vanterra Capital. Mr. Weinstein serves on the board of directors of Procaps Group SA, a pharmaceutical and nutraceutical solutions, medicines, and hospital supplies business, and also serves on the board of directors of several private companies. Previously, Mr. Weinstein served as Chief Executive Officer of CFR Pharmaceuticals S.A. (“CFR”) for 10 years. As Chief Executive Officer of CFR, he transformed CFR from a local Chilean pharmaceutical company into a global pharmaceutical player. Mr. Weinstein has been involved in several exit transactions and has extensive M&A transaction experience. Mr. Weinstein holds a Business Administration degree from the Universidad Catolica de Chile and participated in the Owner/President Management Program at Harvard Business School.

Mr. Weinstein is one of the managers and owns 33.33% of the interests of the general partner of Olive Tree V Limited Partnership, one of our principal shareholders. Mr. Weinstein is also an affiliate of Chutzpah Holdings Ltd., an entity with which we entered into a note purchase agreement in November 2023 (the “Note Purchase Agreement”), under which $35 million may be drawn. For more information regarding the Note Purchase Agreement, see Item 5.B. “Operating and Financial Review and Prospects— Liquidity and Capital Resources —Indebtedness—November 2023 Note Purchase Agreement” in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed on March 11, 2025, with the SEC.

Required Approval

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this Proposal (separately with respect to each nominee).

Proposed Resolutions

 It is proposed that the following resolutions be adopted at the Meeting, separately with respect to each nominee:

“RESOLVED, to reelect Mr. Alexander Babitsky to serve as a Class I director of the Company until the third annual general meeting of the Company’s shareholders following the annual general meeting of the Company’s shareholders held in 2025, or until he ceases to serve in his office in accordance with the provisions of the Company’s Articles of Association or applicable law, whichever is the earlier, effective immediately.”

“RESOLVED, to elect Mr. Alejandro Weinstein to serve as a Class I director of the Company commencing on November 1, 2025, until the third annual general meeting of the Company’s shareholders following the annual general meeting of the Company’s shareholders held in 2025, or until he ceases to serve in his office in accordance with the provisions of the Company’s Articles of Association or applicable law, whichever is the earlier.”

The Board recommends that you vote “FOR” the proposed resolutions.

PROPOSAL 2 — REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Under the Companies Law, the shareholders of our Company are authorized to appoint the Company’s independent auditors and under our Articles of Association, the Board (or a committee of the Board, if so authorized by the Board) is authorized to determine the independent auditors’ remuneration. At the Meeting, you will be asked to approve the reappointment of Kesselman & Kesselman (“PwC”), a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors (the “Auditors”) for the fiscal year ending December 31, 2025 and to authorize the Board (with power of delegation to its audit committee or upon recommendation of its audit committee) to set the fees to be paid to the Auditors.

The following table provides information regarding fees paid or to be paid by us to PwC for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
(Dollars)	2024	2023
Audit fees (1)	$465,000	$471,500
Audit-related fees (2)	130,880	37,500
Tax fees (3)	4,400	1,200
All Other fees (4)	35,200
Total	$635,480	$510,200

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

(2)	Audit-related fees consist mainly of services in connection with our initial public offering.

(3)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits.

(4)	Tax fees consist of fees for professional services for tax due diligence.

Required Approval

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this Proposal.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

 “RESOLVED, to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2025 (the “Auditors”), and until the close of the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee or upon recommendation of its audit committee) to set the fees to be paid to the Auditors.”

The Board recommends that you vote “FOR” the proposed resolution.

DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also be available to discuss our audited consolidated financial statements for the fiscal year ended December 31, 2024. A copy of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, including our audited consolidated financial statements for the year ended December 31, 2024, was filed with the SEC on March 11, 2025, and is available on the SEC’s website at www.sec.gov as well as on the “Investors” section of our Company’s website at https://www.gauzy.com. The contents of our website do not form part of the proxy solicitation materials.

OTHER BUSINESS

We are not aware of any other business to be acted upon at the Meeting. If any other business properly comes before the Meeting, the persons designated as proxies will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

We are subject to certain information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers, and we fulfill our obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED FOR SHAREHOLDER APPROVAL AT THE MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY OTHER DATE OTHER THAN THE DATE SET FORTH BELOW, AND THE LATER RECEIPT OF THIS DOCUMENT BY SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By order of the Board of Directors,

/s/ Eyal Peso
Eyal Peso
Chairperson of the Board of Directors and Chief Executive Officer

Dated: July 3, 2025